UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces

First Quarter 2024 Results

Lima, Peru, April 29, 2024 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the first quarter (1Q24) ended March 31, 2024. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

First Quarter 2024 Highlights:

•	1Q24 EBITDA from direct operations was US$ 94.4 million, compared to US$ 51.6 million reported in 1Q23.

•	1Q24 net income was US$ 67.1 million, compared to US$ 72.8 million net income in 1Q23.

•	Buenaventura's cash position reached US$ 174.0 million, while net debt amounted to US$ 525.3 million, resulting in a Leverage Ratio of 1.87x by quarter’s end, March 31, 2024.

•	On March 18, 2024, the Peruvian Ministry of Energy and Mines granted Buenaventura its final operating permit to begin production at its Yumpag mine. This milestone marks the initiation of 1,000 ton per day uninterrupted mining at Yumpag, enabling Buenaventura to achieve its 2024 production guidance of 6.5 - 7.2 million silver ounces.

•	On April 26, 2024, Buenaventura received US$29.4 million in dividends related to its stake in Cerro Verde.

•	1Q24 CAPEX related to San Gabriel was US$ 38.4 million, primarily for the comprehensive installation and operation of the concrete plant, camp construction completion, underground mine rehabilitation, and civil works at the plant.

Financial Highlights (in millions of US$, excluding EPS):

	1Q24	1Q23	Var %
Total Revenues	246.8	185.5	33%
Operating Income	46.9	12.6	N.A.
EBITDA Direct Operations	94.4	51.6	83%
EBITDA Including Affiliates	185.4	178.4	4%
Net Income (1)	61.4	64.4	-5%
EPS (2)	0.24	0.25	-5%

(1) Net Income attributable to owners of the parent

(2) As of March 31, 2024, Buenaventura had a weighted average number of shares outstanding of 253,986,867

CAPEX

1Q24 capital expenditures reached US$ 58.0 million, compared to US$ 36.2 million in 1Q23. 1Q24 CAPEX includes US$ 38.4 million related to the San Gabriel Project and US$ 12.0 million related to the Yumpag Project.

Operating Revenues

1Q24 net sales were US$ 246.8 million, compared to US$ 185.5 million in 1Q23. Increased net sales were due to increased volume of copper and silver sold, driven by El Brocal’s 11,000 tpd underground mine exploitation rate initiative and the restart of the Uchucchacua and Yumpag mines, as well as higher gold, silver and zinc prices.

The Company recorded a positive US$ 3.2 million provisional price adjustment for 1Q24. This is comprised of a US$ 4.0 million increase in fair value of accounts receivables and a US$ 0.7 million decrease in adjustments to prior period liquidations in 1Q24. This compares to a positive US$ 7.9 million adjustment for the 1Q23.

Operating Highlights	1Q24	1Q23	Var %
Net Sales (millions of US$)	246.8	185.5	33%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	2,111	1,915	10%
Average Gold Price (US$/oz.) incl. Associated (2) (3)	2,108	1,916	10%
Average Silver Price (US$/oz.) (2)	23.44	22.52	4%
Average Lead Price (US$/MT) (2)	2,012	2,139	-6%
Average Zinc Price (US$/MT) (2)	2,336	2,004	17%
Average Copper Price (US$/MT) (2)	8,258	8,972	-8%

Volume Sold	1Q24	1Q23	Var %
Gold Oz Direct Operations (1)	33,585	35,518	-5%
Gold Oz incl. Associated (3)	42,286	38,266	11%
Silver Oz	2,968,025	1,310,630	N.A.
Lead MT	4,707	1,370	N.A.
Zinc MT	7,194	1,307	N.A.
Copper MT	14,588	11,765	24%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

(2)	Realized prices include both provisional sales and final adjustments for price changes.

(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.094% of Coimolache.

Production and Operating Costs

Buenaventura’s 1Q24 equity gold production was 43,060 ounces, compared to 38,984 ounces produced in 1Q23, primarily due to increased production at Coimolache. 1Q24 silver production was 2,734,049 ounces, compared to 1,094,691 ounces produced in 1Q23. 1Q24 lead production was 5,187 MT, compared to 1,430 MT produced in 1Q23. 1Q24 zinc production was 8,048 MT, compared to 1,552 MT produced in 1Q23. Silver, lead, and zinc production increased primarily due to production initiation at Uchucchacua and Yumpag, as well as a year on year increase in production at El Brocal. The Company’s 1Q24 equity copper production was 29,708 MT, compared to 29,254 MT produced in 1Q23, primarily due to increased production at El Brocal, which was partially offset by decreased production at Cerro Verde.

Equity Production	1Q24	1Q23	Var %
Gold Oz Direct Operations(1)	33,921	36,363	-7%
Gold Oz including Associated(2) Companies	43,060	38,984	10%
Silver Oz Direct Operations(1)	2,734,049	1,094,691	N.A.
Lead MT Direct Operations(1)	5,187	1,430	N.A.
Zinc MT Direct Operations(1)	8,048	1,552	N.A.
Copper MT Direct Operations(1)	9,506	7,518	26%
Copper MT including Associated Companies(3)	29,708	29,254	2%

Consolidated Production	1Q24	1Q23	Var %
Gold Oz(4)	36,495	38,068	-4%
Silver Oz(4)	3,070,773	1,263,118	N.A.
Lead MT(4)	5,187	1,430	N.A.
Zinc MT(4)	8,814	1,552	N.A.
Copper MT(4)	15,462	12,238	26%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.

(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.

(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.

(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Tambomayo (100% owned by Buenaventura)

Production
		1Q24	1Q23	Var %
Gold	Oz	9,124	10,600	-14%
Silver	Oz	329,066	394,305	-17%

Cost Applicable to Sales
		1Q24	1Q23	Var %
Gold	US$/Oz	1,307	1,169	12%

Tambomayo 1Q24 gold production decreased by 14% year on year. However, this exceeded prior estimates by 23% due to higher than expected grade within areas mined during 1Q24. 1Q24 silver production decreased by 17% year on year compared to the same period of 2023, primarily due to lower than expected grades within areas mined. Gold production exceeded 1Q24 projections due to a change in mining sequence, prioritizing higher-margin prepared areas with higher gold grades, which was partially offset by decreased silver production. Cost Applicable to Sales (CAS) increased to 1,307 US$/Oz in 1Q24 from 1,169 US$/Oz in 1Q23 due to decreased volume sold and higher exploration expenses related to infill exploration at the operation.

Orcopampa (100% owned by Buenaventura)

Production
		1Q24	1Q23	Var %
Gold	Oz	19,026	19,996	-5%
Silver	Oz	7,988	7,618	5%

Cost Applicable to Sales
		1Q24	1Q23	Var %
Gold	US$/Oz	956	947	1%

1Q24 gold production decreased by 5% year-over-year, consistent with the 2024 planned mining sequence. CAS increased slightly, to 956 US$/Oz in 1Q24 compared to 947 US$/Oz in 1Q23 due to decreased volume sold.

Coimolache (40.09% owned by Buenaventura)

Production
		1Q24	1Q23	Var %
Gold	Oz	22,795	6,536	N.A.
Silver	Oz	103,958	25,485	N.A.

Cost Applicable to Sales
		1Q24	1Q23	Var %
Gold	US$/Oz	1,057	3,640	-71%

Coimolache 1Q24 gold production increased by 16,259 oz year-over-year, in line with expectations. Environmental permitting delays reduced available leach pad space, adversely impacting the volume of fresh ore which could be placed on the pad, as was previously announced. Silver production exceeded that of 1Q23, as well as the Company’s prior projections, due to higher grade silver ore processed from the Tantahuatay NW-Ext, which was placed on the leach pad during 4Q23. CAS therefore decreased to 1,057 US$/Oz in 1Q24, from 3,640 US$/Oz in 1Q23.

Uchucchacua & Yumpag (100% owned by Buenaventura)

Production
		1Q24	1Q23	Var %
Silver - Uchucchacua	Oz	507,052	N.A.	N.A.
Silver - Yumpag	Oz	964,996	N.A.	N.A.
Zinc	MT	5,494	N.A.	N.A.
Lead	MT	3,910	N.A.	N.A.

Cost Applicable to Sales
		1Q24	1Q23	Var %
Silver	US$/Oz	12.19	N.A.	N.A.

Uchucchacua’s 1Q24 silver, lead, and zinc production was consistent with expectations for the quarter. Uchucchacua production increased sequentially, to an average of 1,000 tpd during 1Q24 from 800 tpd reported for 4Q23, aligned with the Company’s plan to reach 1,500 tpd by the end of 2024.

Yumpag successfully completed processing 124,600 tons of ore from its pilot stope in January 2024. Yumpag received final operating permitting approval on March 18, 2024, enabling uninterrupted mining of up to 1,000 tons per day. Yumpag’s silver production therefore exceeded 1Q24 projections as ore processing was initiated earlier than expected due to the operating permit approval. Processing had previously been expected to begin in 2Q24.

1Q24 Silver CAS reached 12.19 US$/Oz, which is below the average cost for Uchucchacua-Yumpag’s LOM due to the fact that costs incurred related to Yumpag pilot stope mining are considered to be CAPEX per the exploration permit. Beginning in 2Q24, mining costs will be included within the cost calculation, based on Yumpag’s definitive exploration permit.

Julcani (100% owned by Buenaventura)

Production
		1Q24	1Q23	Var %
Silver	Oz	386,340	417,887	-8%

Cost Applicable to Sales
		1Q24	1Q23	Var %
Silver	US$/Oz	26.15	19.50	34%

1Q24 silver production decreased by 8% year on year. 1Q24 CAS was 26.15 US$/Oz, compared to 19.50 US$/Oz in 1Q23; a 34% year on year increase due to decreased volume sold and increased exploration expenses.

El Brocal (61.43% owned by Buenaventura)

Production
		1Q24	1Q23	Var %
Copper	MT	15,441	12,238	26%
Zinc	MT	1,985	N.A.	N.A.
Silver	Oz	873,021	436,678	100%

Cost Applicable to Sales
		1Q24	1Q23	Var %
Copper	US$/MT	5,348	6,738	-21%

El Brocal's 1Q24 copper production increased by 26% year on year, in line with expectations for the quarter. El Brocal's underground mine exploitation rate reached 10,500 tpd in 1Q24, consistent with the Company's target to reach 11,000 tpd by the end of 2024.

1Q24 silver production doubled, year on year, while 1Q24 zinc production reached 1,985 metric tons. Silver production exceeded 1Q24 projections due to higher than anticipated grades from the open pit's remaining stockpiled mined inventories, which was partially offset by lower than anticipated zinc grades during the quarter.

Approximately 293,000 metric tons of polymetallic ore, representing the final inventories from the open pit mine, were processed during 1Q24. The total remaining deferred stripping was therefore recognized.

1Q24 copper CAS decreased by 21% year-over-year, primarily due to increased volume sold and increased by-product credits.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 41.1 million in 1Q24, compared with US$ 59.4 million in 1Q23, comprised of:

Share in Associates’ Results (in US$ millions)	1Q24	1Q23	Var %
Cerro Verde	35.8	66.6	-46%
Coimolache	5.5	-6.8	N.A.
Other minor investments	-0.1	-0.5	-80%
Total	41.1	59.4	-31%

Cerro Verde (19.58% owned by Buenaventura)

1Q24 copper production was 103,175 MT, 20,202 MT of which is attributable to Buenaventura; a 7% decrease as compared to 111,012 MT produced in 1Q23, 21,736 MT of which was attributable to Buenaventura.

Cerro Verde reported US$ 182.6 million net income in 1Q24, compared to US$ 328.4 million net income in 1Q23. This decrease is primarily due to a 23% year-on-year decrease in net sales resulting from a lower average realized copper price of US$3.97 per pound in the 1Q24, compared to US$4.42 per pound in the 1Q23, as well as a 7% decrease in volume of copper sold. Further, decreased molybdenum net sales for the quarter due to lower prices and reduced volumes sold. This decrease was partially offset by lower taxes paid during the quarter.

1Q24 Cerro Verde capital expenditures were US$ 69.8 million.

Coimolache (40.09% owned by Buenaventura)

Coimolache reported US$ 13.3 million in 1Q24 net income, compared to US$ 16.7 million net loss in 1Q23.

San Gabriel Project

1Q24 capital expenditures were US$ 38.4 million. These expenditures were primarily related to the full installation and operation of the concrete plant and concrete for the processing plant foundations where the mill, thickeners and leaching tanks will be located. The definitive camp has been fully completed, including offices, dining areas, and sleeping rooms.

The initial phase of underground mine rehabilitation, focusing on the main ramp, has also concluded. Mine development tunneling will begin in 2Q24.

Item	Description	Cumulative Progress as of:
		2Q23	3Q23	4Q23	1Q24
1	Engineering	81%	90%	92%	94%
2	Procurement	85%	89%	89%	94%
3	Construction	7%	14%	27%	37%
4	Commissioning	0%	0%	0%	0%
	Total	23%	28%	38%	47%

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2023 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.
This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of March 31, 2024)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A**	40.09	Tantahuatay
Sociedad Minera Cerro Verde S.A.A**	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

(*) Consolidated

(**) Equity Accounting

APPENDIX 2

Gold Production			13
Mining Unit	Operating Results	Unit	1Q24	1Q23	△%
Underground
Tambomayo	Ore Milled	DMT	133,677	140,194	-5%
	Ore Grade	Gr/MT	2.46	2.79	-12%
	Recovery Rate	%	86.29	84.40	2%
	Ounces Produced*	Oz	9,124	10,600	-14%
Orcopampa	Ore Milled	DMT	75,000	69,171	8%
	Ore Grade	Gr/MT	8.30	9.39	-12%
	Recovery Rate	%	95.08	95.73	-1%
	Ounces Produced*	Oz	19,026	19,996	-5%
Marcapunta	Ore Milled	DMT	958,210	841,663	14%
	Ore Grade	Gr/MT	0.85	0.52	64%
	Recovery Rate	%	24.79	31.30	-21%
	Ounces Produced*	Oz	6,511	4,402	48%
Julcani Cu - Au	Ounces Produced	Oz	281	-	N.A.
Open Pit
La Zanja	Ounces Produced	Oz	1,390	3,051	-54%
Tajo Norte Cu - Ag	Ounces Produced	Oz	164	19	N.A.
Coimolache	Ounces Produced	Oz	22,795	6,536	N.A.

Silver Production
Mining Unit	Operating Results	Unit	1Q24	1Q23	△%
Underground
Tambomayo	Ore Milled	DMT	133,677	140,194	-5%
	Ore Grade	Oz/MT	2.79	3.18	-12%
	Recovery Rate	%	88.17	88.58	0%
	Ounces Produced	Oz	329,066	394,305	-17%
Orcopampa	Ore Milled	DMT	75,000	69,171	8%
	Ore Grade	Oz/MT	0.15	0.15	4%
	Recovery Rate	%	69.38	74.28	-7%
	Ounces Produced	Oz	7,988	7,618	5%
Uchucchacua	Ore Milled	DMT	112,301	-	N.A.
	Ore Grade	Oz/MT	5.40	-	N.A.
	Recovery Rate	%	83.57	-	N.A.
	Ounces Produced	Oz	507,052	-	N.A.
Yumpag	Ore Milled	DMT	32,542	-	N.A.
	Ore Grade	Oz/MT	31.45	-	N.A.
	Recovery Rate	%	94.28	-	N.A.
	Ounces Produced	Oz	964,996	-	N.A.
Julcani Pb - Ag	Ore Milled	DMT	19,131	25,432	-25%
	Ore Grade	Oz/MT	18.61	16.93	10%
	Recovery Rate	%	97.50	97.05	0%
	Ounces Produced	Oz	347,049	417,887	-17%
Julcani Cu - Au	Ore Milled	DMT	3,913	-	N.A.
	Ore Grade	Oz/MT	10.53	-	N.A.
	Recovery Rate	%	95.35	-	N.A.
	Ounces Produced	Oz	39,291	-	N.A.
Marcapunta	Ore Milled	DMT	958,210	841,663	14%
	Ore Grade	Oz/MT	0.82	0.89	-8%
	Recovery Rate	%	51.50	56.56	-9%
	Ounces Produced	Oz	402,498	424,102	-5%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	209,668	14,856	N.A.
	Ore Grade	Oz/MT	3.47	1.53	N.A.
	Recovery Rate	%	52.19	55.32	-6%
	Ounces Produced	Oz	379,333	12,576	N.A.
Tajo Norte Pb - Zn	Ore Milled	DMT	84,369	-	N.A.
	Ore Grade	Oz/MT	3.15	-	N.A.
	Recovery Rate	%	34.30	-	N.A.
	Ounces Produced	Oz	91,190	-	N.A.
La Zanja	Ounces Produced	Oz	2,311	6,630	-65%
Coimolache	Ounces Produced	Oz	103,958	25,485	N.A.

Lead Production
Mining Unit	Operating Results	Unit	1Q24	1Q23	△%
Underground
Tambomayo	Ore Milled	DMT	133,677	140,194	-5%
	Ore Grade	%	0.92	1.05	-13%
	Recovery Rate	%	84.03	90.14	-7%
	MT Produced	MT	1,028	1,324	-22%
Uchucchacua	Ore Milled	DMT	112,301	-	N.A.
	Ore Grade	%	3.84	-	N.A.
	Recovery Rate	%	90.70	-	N.A.
	MT Produced	MT	3,910	-	N.A.
Julcani Pb - Ag	Ore Milled	DMT	19,131	25,432	-25%
	Ore Grade	%	1.35	0.47	N.A.
	Recovery Rate	%	96.30	89.58	8%
	Ounces Produced*	MT	249	106	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	-	-	N.A.
	Ore Grade	%	-	-	N.A.
	Recovery Rate	%	-	-	N.A.
	MT Produced	MT	-	-	N.A.

Zinc Production
Mining Unit	Operating Results	Unit	1Q24	1Q23	△%
Underground
Tambomayo	Ore Milled	DMT	133,677	140,194	-5%
	Ore Grade	%	1.28	1.35	-5%
	Recovery Rate	%	78.10	81.91	-5%
	MT Produced	MT	1,335	1,552	-14%
Uchucchacua	Ore Milled	DMT	112,301	-	N.A.
	Ore Grade	%	5.76	-	N.A.
	Recovery Rate	%	84.95	-	N.A.
	MT Produced	MT	5,494	-	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	84,369	-	N.A.
	Ore Grade	%	4.95	-	N.A.
	Recovery Rate	%	47.52	-	N.A.
	MT Produced	MT	1,985	-	N.A.

Copper Production
Mining Unit	Operating Results	Unit	1Q24	1Q23	△%
Underground
Marcapunta	Ore Milled	DMT	958,210	841,663	14%
	Ore Grade	%	1.52	1.64	-8%
	Recovery Rate	%	85.30	87.86	-3%
	MT Produced	MT	12,435	12,163	2%
Tajo Norte Cu - Ag	Ore Milled	DMT	209,668	14,856	N.A.
	Ore Grade	%	2.52	0.85	N.A.
	Recovery Rate	%	56.79	59.29	-4%
	MT Produced	MT	3,006	75	N.A.
Julcani Cu - Au	MT Produced	MT	20	-	N.A.

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	1Q24	1Q23
Net Income	67,053	72,812
Add / Substract:	27,397	-21,218
Depreciation and amortization in costs of sales	41,503	31,438
Provision (credit) for income tax, net	7,085	-2,955
Interest expense	13,977	13,884
Loss (gain) on currency exchange difference	1,655	-9,407
Provision of bonuses and compensations	3,746	5,162
Loss (gain) from discontinued operations	-41	-582
Workers´ participation provision	1,371	1,407
Depreciation and amortization in administration expenses	365	646
Depreciation and amortization in other, net	-8	24
Provision (reversal) for contingencies	1,476	-7,038
Share in associated companies by the equity method, net	-41,133	-59,363
Impairment (reversal) of inventories	-2,705	7,390
Interest income	-1,724	-1,824
Changes in provision of exploration activities	106	0
Changes in environmental liabilities provisions	1,725	0
EBITDA Buenaventura Direct Operations	94,450	51,594
EBITDA Cerro Verde (19.58%)	81,461	129,012
EBITDA Coimolache (40.095%)	9,539	-2,249
EBITDA Buenaventura + All Associates	185,450	178,356

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended March 31
	2024	2023
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	118,130	100,148
Add:
Consolidated Exploration in units in operation	10,784	12,533
Consolidated Commercial deductions	45,166	40,468
Consolidated Selling expenses	5,350	3,428
Consolidated Cost applicable to sales	179,431	156,577

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended March 31
	2024	2023
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	560	32
Julcani, Silver	7,377	6,308
Julcani, Lead	370	131
Julcani, Copper	141	93
Orcopampa, Gold	16,306	17,088
Orcopampa, Silver	73	59
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	12,754	0
Uchucchacua, Lead	2,536	0
Uchucchacua, Zinc	3,902	0
Tambomayo, Gold	8,594	8,967
Tambomayo, Silver	3,465	4,260
Tambomayo, Zinc	935	1,371
Tambomayo, Lead	832	1,615
La Zanja, Gold	319	5,580
La Zanja, Silver	15	229
El Brocal, Gold	3,736	2,144
El Brocal, Silver	6,380	3,351
El Brocal, Lead	0	43
El Brocal, Zinc	1,526	0
El Brocal, Copper	45,451	44,346
Non Mining Units	2,859	4,529
Consolidated Cost of sales, excluding depreciation and amortization	118,130	100,148

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended March 31
	2024	2023
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	160	7
Julcani, Silver	2,107	1,363
Julcani, Lead	106	28
Julcani, Copper	40	20
Orcopampa, Gold	1,391	1,652
Orcopampa, Silver	6	6
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	1,998	6,518
Uchucchacua, Lead	397	0
Uchucchacua, Zinc	611	0
Tambomayo, Gold	1,140	332
Tambomayo, Silver	460	158
Tambomayo, Lead	124	51
Tambomayo, Zinc	110	60
La Zanja, Gold	9	188
La Zanja, Silver	0	8
El Brocal, Gold	139	92
El Brocal, Silver	237	144
El Brocal, Lead	0	2
El Brocal, Zinc	57	0
El Brocal, Copper	1,692	1,904
Non Mining Units	0	0
Consolidated Exploration expenses in units in operation	10,784	12,533

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended March 31
	2024	2023
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	47	2
Julcani, Silver	428	321
Julcani, Lead	18	6
Julcani, Copper	10	4
Orcopampa, Gold	157	345
Orcopampa, Silver	0	-1
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	3,319	1,298
Uchucchacua, Lead	877	0
Uchucchacua, Zinc	2,984	0
Tambomayo, Gold	845	1,362
Tambomayo, Silver	495	742
Tambomayo, Lead	92	213
Tambomayo, Zinc	494	931
La Zanja, Gold	21	66
La Zanja, Silver	1	6
El Brocal, Gold	2,433	1,502
El Brocal, Silver	3,719	2,436
El Brocal, Lead	-52	18
El Brocal, Zinc	837	-88
El Brocal, Copper	28,443	31,303
Non Mining Units	0	0
Consolidated Commercial deductions in units in operation	45,166	40,468

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended March 31
	2024	2023
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	9	0
Julcani, Silver	115	61
Julcani, Lead	6	1
Julcani, Copper	2	1
Orcopampa, Gold	156	164
Orcopampa, Silver	1	1
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	704	653
Uchucchacua, Lead	140	0
Uchucchacua, Zinc	215	0
Tambomayo, Gold	456	283
Tambomayo, Silver	184	135
Tambomayo, Lead	50	43
Tambomayo, Zinc	44	51
La Zanja, Gold	6	26
La Zanja, Silver	0	1
El Brocal, Gold	190	77
El Brocal, Silver	324	121
El Brocal, Lead	0	2
El Brocal, Zinc	78	0
El Brocal, Copper	2,309	1,602
Non Mining Units	361	206
Consolidated Selling expenses	5,350	3,428

	JULCANI
	1Q 2024						1Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	560	7,377	370	-	141	8,449	32	6,308	131	-	93	6,565
Add:
Exploration Expenses (US$000)	160	2,107	106	-	40	2,413	7	1,363	28	-	20	1,418
Commercial Deductions (US$000)	47	428	18	-	10	501	2	321	6	-	4	333
Selling Expenses (US$000)	9	115.25	5.78	-	2	132	0.31	60.54	1.26	-	0.89	63
Cost Applicable to Sales (US$000)	776	10,027	499	-	193	11,495	41	8,052	167	-	119	8,379
Divide:
Volume Sold	325	383,373	230	-	22	Not Applicable	25	412,890	94	-	16	Not Applicable
CAS	2,386	26.15	2,172	-	8,793	Not Applicable	1,643	19.50	1,782	-	7,244	Not Applicable

	ORCOPAMPA
	1Q 2024						1Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,306	73	-	-	-	16,379	17,088	59	-	-	-	17,147
Add:					-
Exploration Expenses (US$000)	1,391	6	-	-	-	1,397	1,652	6	-	-	-	1,658
Commercial Deductions (US$000)	157	-0	-	-	-	157	345	-1	-	-	-	345
Selling Expenses (US$000)	156	1	-	-	-	157	164	1	-	-	-	165
Cost Applicable to Sales (US$000)	18,010	80	-	-	-	18,090	19,250	65	-	-	-	19,315
Divide:
Volume Sold	18,831	7,912	-	-	-	Not Applicable	20,326	6,699	-	-	-	Not Applicable
CAS	956	10.15	-	-	-	Not Applicable	947	9.73	-	-	-	Not Applicable

	UCHUCCHACUA
	1Q 2024						1Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	12,754	2,536	3,902	-	19,191	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	1,998	397	611	-	3,006	-	6,518	-	-	-	6,518
Commercial Deductions (US$000)		3,319	877	2,984		7,180		1,298	-			1,298
Selling Expenses (US$000)	-	704	140	215	-	1,060	-	653	-	-	-	653
Cost Applicable to Sales (US$000)	-	18,775	3,949	7,713	-	30,437	-	8,469	-	-	-	8,469
Divide:
Volume Sold	-	1,540,441	3,489	4,535	-	Not Applicable	-	130,642	-	-	-	Not Applicable
CAS	-	12.19	1,132	1,701	-	No Applicable	-	64.82	-	-	-	No Applicable

	TAMBOMAYO
	1Q 2024						1Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,594	3,465	935	832	-	13,827	8,967	4,260	1,371	1,615.38	-	16,213
Add:
Exploration Expenses (US$000)	1,140	460	124	110	-	1,834	332	158	51	60	-	601
Commercial Deductions (US$000)	845	495	92	494	-	1,926	1,362	742	213	931	-	3,249
Selling Expenses (US$000)	456	184	50	44	-	733	283	135	43	51	-	512
Cost Applicable to Sales (US$000)	11,035	4,604	1,201	1,480	-	18,320	10,945	5,295	1,678	2,657	-	20,575
Divide:
Volume Sold	8,444	289,380	916	1,067	-	Not Applicable	9,360	370,299	1,189	1,269	-	Not Applicable
CAS	1,307	15.91	1,311	1,388	-	No Applicable	1,169	14.30	1,412	2,094	-	No Applicable

	LA ZANJA
	1Q 2024						1Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	319	15	-	-	-	334	5,580	229	-	-	-	5,809
Add:
Exploration Expenses (US$000)	9	0	-	-	-	9	188	8	-	-	-	196
Commercial Deductions (US$000)	21	1	-	-	-	21	66	6	-	-	-	72
Selling Expenses (US$000)	6	0	-	-	-	6	26	1	-	-	-	27
Cost Applicable to Sales (US$000)	354	17	-	-	-	370	5,861	243	-	-	-	6,104
Divide:
Volume Sold	1,413	6,052	-	-	-	Not Applicable	3,211	10,942	-	-	-	Not Applicable
CAS	250	2.79	-	-	-	Not Applicable	1,825	22.23	-	-	-	Not Applicable

	BROCAL
	1Q 2024						1Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,736	6,380	-	1,526	45,451	57,092	2,144	3,351	43	-	44,346	49,885
Add:
Exploration Expenses (US$000)	139	237	-	57	1,692	2,125	92	144	2	-	1,904	2,142
Commercial Deductions (US$000)	2,433	3,719	-52	837	28,443	35,380	1,502	2,436	18	-88	31,303	35,172
Selling Expenses (US$000)	190	324	-	78	2,309	2,901	77	121	2	-	1,602	1,802
Cost Applicable to Sales (US$000)	6,498	10,660	-52	2,497	77,895	97,498	3,815	6,052	65	-88	79,155	89,001
Divide:
Volume Sold	4,572	740,867	72	1,592	14,566	Not Applicable	2,595	379,158	88	38	11,748	Not Applicable
CAS	1,421	14.39	-	1,568	5,348	Not Applicable	1,470	15.96	744	-	6,738	Not Applicable

	NON MINING COMPANIES
	1Q 2024						1Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,859	-	-	-	-	-	4,529
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	361	-	-	-	-	-	206
Total (US$000)	-	-	-	-	-	3,220	-	-	-	-	-	4,735

	BUENAVENTURA CONSOLIDATED
	1Q 2024						1Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	29,515	30,064	3,841	6,259	45,593	118,130	33,811	14,208	1,545	1,615	44,440	100,148
Add:
Exploration Expenses (US$000)	2,838	4,808	627	778	1,732	10,784	2,272	8,196	81	60	1,924	12,533
Commercial Deductions (US$000)	3,503	7,961	935	4,315	28,453	45,166	3,278	4,802	238	843	31,308	40,468
Selling Expenses (US$000)	816	1,329	195	337	2,312	5,350	551	971	46	51	1,603	3,428
Cost Applicable to Sales (US$000)	36,672	44,163	5,598	11,690	78,089	179,431	39,912	28,177	1,910	2,569	79,274	156,577
Divide:
Volume Sold	33,585	2,968,025	4,707	7,194	14,588	Not Applicable	35,518	1,310,630	1,370	1,307	11,765	Not Applicable
CAS	1,092	14.88	1,189	1,625	5,353	Not Applicable	1,124	21.50	1,394	1,966	6,738	Not Applicable

	COIMOLACHE
	1Q 2024						1Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	22,078	1,135	-	-	-	23,213	21,432	956	-	-	-	22,388
Add:
Exploration Expenses (US$000)	430	22	-	-	-	452	3,364	150	-	-	-	3,514
Commercial Deductions (US$000)	189	9	-	-	-	197	39	3	-	-	-	42
Selling Expenses (US$000)	249	13	-	-	-	262	117	5	-	-	-	122
Cost Applicable to Sales (US$000)	22,946	1,179	-	-	-	24,124	24,952	1,115	-	-	-	26,066
Divide:
Volume Sold	21,701	97,891	-	-	-	Not Applicable	6,854	24,909	-	-	-	Not Applicable
CAS	1,057	12.04	-	-	-	Not Applicable	3,640	44.75	-	-	-	Not Applicable

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 1Q24 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	1Q24		1Q24		1Q24		1Q24		1Q24
Au Ounces Sold Net		27,600		1,413		4,572		33,585		21,701

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	65,155	2,361	3,219	2,279	61,894	13,536	130,268	3,879	23,213	1,070
Exploration in Operating Units	8,650	313	9	6	1,832	401	10,491	312	452	21
Royalties	3,336	121	0	0	0	0	3,336	99	0	0
Comercial Deductions[3]	9,765	354	21	15	35,380	7,738	45,166	1,345	197	9
Selling Expenses	2,082	75	6	4	2,901	634	4,989	149	262	12
Administrative Expenses	9,241	335	449	318	2,408	527	12,098	360	1,061	49
Other, net	-802	-29	305	216	502	110	5	0	44	2
Sustaining Capex[4]	2,095	76	367	260	3,557	778	6,018	179	1,454	67

By-product Credit	-75,012	-2,718	-287	-203	-141,144	-30,868	-216,442	-6,445	-2,342	-108

All-in Sustaining Cost	24,510	888	4,090	2,896	-32,670	-7,145	-4,070	-121	24,341	1,122

All-in Sustaining Cost for 1Q24 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	1Q24		1Q24		1Q24		1Q24
Cu MT Sold Net		22		0		14,566		14,588

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	65,155	2,962,938	3,219	-	61,894	4,249	130,268	8,930
Exploration in Operating Units	8,650	393,361	9	-	1,832	126	10,491	719
Royalties	3,336	151,705	0	-	0	0	3,336	229
Comercial Deductions[3]	9,765	444,048	21	-	35,380	2,429	45,166	3,096
Selling Expenses	2,082	94,679	6	-	2,901	199	4,989	342
Administrative Expenses	9,241	420,236	449	-	2,408	165	12,098	829
Other, net	-802	-36,471	305	-	502	34	5	0
Sustaining Capex[4]	2,095	95,256	367	-	3,557	244	6,018	413

By-product Credit	-132,853	-6,041,499	-3,282	-	-30,738	-2,110	-166,872	-11,439

All-in Sustaining Cost	-33,331	-1,515,747	1,095	-	77,736	5,337	45,500	3,119

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 1Q23 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	1Q23		1Q23		1Q23		1Q23		1Q23
Au Ounces Sold Net		29,712		3,211		2,595		35,518		6,854

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	41,696	1,403	9,151	2,850	52,026	20,051	102,873	2,896	22,388	3,266
Exploration in Operating Units	10,195	343	197	61	2,142	826	12,534	353	3,513	513
Royalties	3,038	102	0	0	0	0	3,038	86	0	0
Comercial Deductions[3]	5,225	176	72	22	35,172	13,555	40,468	1,139	42	6
Selling Expenses	1,393	47	27	8	1,802	694	3,222	91	122	18
Administrative Expenses	11,097	373	595	185	2,384	919	14,076	396	1,025	150
Other, net	1,230	41	517	161	545	210	2,292	65	-154	-22
Sustaining Capex[4]	583	20	39	12	10,642	4,101	11,263	317	2,509	366

By-product Credit	-27,350	-921	-264	-82	-113,010	-43,554	-140,624	-3,959	-590	-86

All-in Sustaining Cost	47,106	1,585	10,334	3,218	-8,297	-3,198	49,143	1,384	28,855	4,210

All-in Sustaining Cost for 1Q23 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	1Q23		1Q23		1Q23		1Q23
Cu MT Sold Net		16		0		11,748		11,765

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	41,696	2,543,990	9,151	-	52,026	4,428	102,873	8,744
Exploration in Operating Units	10,195	622,026	197	-	2,142	182	12,534	1,065
Royalties	3,038	185,357	0	-	0	0	3,038	258
Comercial Deductions[3]	5,225	318,766	72	-	35,172	2,994	40,468	3,440
Selling Expenses	1,393	84,991	27	-	1,802	153	3,222	274
Administrative Expenses	11,097	677,059	595	-	2,384	203	14,076	1,196
Other, net	1,230	75,046	517	-	545	46	2,292	195
Sustaining Capex[4]	583	35,542	39	-	10,642	906	11,263	957

By-product Credit	-83,717	-5,107,803	-6,667	-	-12,694	-1,080	-103,078	-8,762

All-in Sustaining Cost	-9,261	-565,026	3,931	-	92,019	7,833	86,689	7,369

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of March 31, 2024 (unaudited) and December 31, 2023 (audited)

	2024		2023
Assets	US$(000)		US$(000)
Current assets
Cash and cash equivalents	173,962		219,790
Trade and other receivables	247,223		240,319
Inventories	69,922		76,527
Income tax credit	14,896		15,150
Prepaid expenses	22,599		25,976
	528,602	#	577,762
Non-current assets
Trade and other receivables	609,954		612,880
Investments in associates and joint venture	1,538,067		1,527,123
Property, plant, equipment and development cost	1,630,666		1,600,295
Deferred income tax asset	134,760		131,863
Prepaid expenses	23,805		22,148
Assets for current income taxes	1,909		1,909
Other non-financial assets	60,527		59,819
	3,999,688		3,956,037
Total assets	4,528,290		4,533,799

Liabilities and equity
Current liabilities
Trade and other payables	243,642		293,621
Financial obligations	31,181		34,219
Provisions	117,464		107,491
Income tax payable	9,136		6,274
	401,423		441,605
Non-current liabilities
Trade and other payables	4,962		5,385
Financial obligations	668,120		672,361
Provisions	186,941		193,209
Contingent consideration liability	21,762		21,614
Deferred income tax liabilities	31,241		30,414
	913,026		922,983
Total liabilities	1,314,449		1,364,588

Equity
Capital stock	750,497		750,497
Investment shares	791		791
Additional paid-in capital	218,450		218,450
Legal reserve	163,372		163,372
Other reserves	31,897		31,897
Other reserves of equity	(96)		(96)
Retained earnings	1,884,411		1,841,549
Shareholders’ equity attributable to owners of the parent	3,049,322		3,006,460
Non-controlling interest	164,519		162,751
Total equity	3,213,841		3,169,211
Total liabilities and equity	4,528,290		4,533,799
	-		-

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim consolidated statements of profit or loss (unaudited)
For the three-month periods ended March 31, 2024 and 2023

	2024	2023
Continuing operations	US$(000)	US$(000)
Operating income
Sales of goods	245,421	182,123
Sales of services	1,380	3,375
Total operating income	246,801	185,498

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(117,749)	(99,171)
Unabsorbed cost due to production stoppage	(1,571)	(5,001)
Cost of sales of services, excluding depreciation and amortization	(381)	(977)
Depreciation and amortization	(41,503)	(31,438)
Exploration in operating units	(10,784)	(12,533)
Mining royalties	(4,906)	(4,220)
Total costs of sales	(176,894)	(153,340)
Gross profit	69,907	32,158

Operating income (expenses)
Administrative expenses	(10,202)	(18,090)
Selling expenses	(5,350)	(3,428)
Exploration in non-operating areas	(4,092)	(1,815)
Reversal (provision) of contingencies	(1,476)	7,038
Other, net	(1,915)	(3,298)
Total operating income (expenses)	(23,035)	(19,593)

Operating profit	46,872	12,565

Share in the results of associates and joint venture	41,133	59,363
Foreign currency exchange difference	(1,655)	9,407
Finance income	1,724	1,824
Finance costs	(13,977)	(13,884)
Profit before income tax	74,097	69,275

Current income tax	(8,942)	(7,066)
Deferred income tax	1,857	10,021
	(7,085)	2,955

Profit from continuing operations	67,012	72,230

Profit from discontinued operations	41	582
Net profit	67,053	72,812

Profit attributable to:
Owners of the parent	61,428	64,404
Non-controlling interest	5,625	8,408
	67,053	72,812

Basic and diluted profit per share, stated in U.S. dollars	0.24	0.25

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows (unaudited)
For the three-month periods ended March 31, 2024 and 2023

	2024	2023
	US$(000)	US$(000)
Cash flows of operating activities
Proceeds from sales of goods and services	280,248	183,472
Recovery from value added tax	7,297	8,361
Interest received	487	1,471
Dividends received from associates	838	401
Dividends received from investments	-	150
Payments to suppliers and third-parties, and other net	(209,447)	(165,528)
Payments to employees	(33,447)	(32,092)
Interest paid	(17,036)	(17,507)
Short-term and low value lease payments	-	(8,459)
Income tax and royalties paid to the Peruvian State	(8,541)	(4,494)
Payment of royalties	(3,336)	(3,038)

Net cash and cash equivalents used in operating activities	17,063	(37,263)

Cash flows of investing activities
Payments for acquisition of property, plant and equipment	(57,750)	(36,185)
Payments for acquisitions of other assets	-	(248)
Proceeds from sale of property, plant and equipment	2,575	2,139

Net cash flows from (used in) investing activities	(55,175)	(34,294)

Cash flows of financing activities
Payments of financial obligations	(7,759)	(7,759)
Lease payments	(829)	(1,122)
Decrease of bank accounts in trust	872	13
Dividends paid to non-controlling interest	-	-
Net cash and cash equivalents used in financing activities	(7,716)	(8,868)

Decrease in cash and cash equivalents	(45,828)	(80,425)
Cash and cash equivalents at beginning of the period	219,790	253,918

Cash and cash equivalents at the end of the period	173,962	173,493

	2024	2023
	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit	67,053	72,812

Plus (less):
Share in the results of associates and joint venture	(41,133)	(59,363)
Deferred income tax (continuing operations)	(1,857)	(10,021)
Exchange difference	1,655	(9,407)
Reversal (provision) of contingencies	1,476	(7,038)
Depreciation and amortization in cost of sales	41,503	31,438

Non - cash discontinued operations	-	(1,423)
Reversal (provision) for estimated fair value of sales	709	2,179
Workers´ participation provision	1,337	1,407
Bonus provision - executives & employes	4,295	5,162
Other minor	1,035	1,635

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	3,978	20,222
Inventories	3,910	(7,309)
Income tax credit	254	1,530
Prepaid expenses	3,377	(1,139)

Increase (decrease) in operating liabilities -
Trade and other accounts payable	(67,030)	(77,964)
Provisions	(1,475)	(872)
Income tax payable	(2,862)	487

Proceeds from dividends in associates	838	401

Net cash and cash equivalents used in operating activities	17,063	(37,263)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: April 29, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer